Q2 FY2025
ENDAVA ANNOUNCES SECOND QUARTER FISCAL YEAR 2025 RESULTS

Q2 FY2025
6.6% Year on Year Revenue Increase to £195.6 million
9.1% Revenue Increase at Constant Currency
Diluted EPS £0.11 compared to £0.14 in the prior comparative period
Adjusted Diluted EPS £0.30 unchanged from the prior comparative period
Endava announces $100 million share repurchase program

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company"), a leading technology services company combining world-class engineering, industry expertise and a people-centric mindset, today announced results for the three months ended December 31, 2024, the second quarter of its 2025 fiscal year ("Q2 FY2025").

"Our results for the second quarter of FY25 were solid with improved profitability. Gen AI adoption is becoming a key priority for clients. With our hands-on experience, coupled with deep industry expertise, we believe we are in a strong position to cut through the hype that our clients are exposed to regarding AI and to work with them to deliver real business value. Additionally, today, we announced our first share buyback program totaling $100 million as we reinforce our commitment to optimising our capital allocation," said John Cotterell, Endava's CEO.

SECOND QUARTER FISCAL YEAR 2025 FINANCIAL HIGHLIGHTS:
•Revenue for Q2 FY2025 was £195.6 million, an increase of 6.6% compared to £183.6 million in the same period in the prior year.
•Revenue increase at constant currency (a non-IFRS measure)* was 9.1% for Q2 FY2025.
•Profit before tax for Q2 FY2025 was £2.5 million, compared to £10.6 million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure)* for Q2 FY2025 was £21.8 million, or 11.2% of revenue, compared to £22.7 million, or 12.4% of revenue, in the same period in the prior year.
•Profit for the period was £6.9 million, resulting in a diluted earnings per share ("EPS") of £0.11, compared to profit of £8.3 million and diluted EPS of £0.14 in the same period in the prior year.

Q2 FY2025
•Adjusted profit for the period (a non-IFRS measure)* was £17.9 million, resulting in adjusted diluted EPS (a non-IFRS measure)* of £0.30, compared to adjusted profit for the period of £17.5 million and adjusted diluted EPS of £0.30 in the same period in the prior year.

CASH FLOW:
•Net cash from operating activities was £32.0 million in Q2 FY2025, compared to net cash from operating activities of £35.0 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure)* was £31.6 million in Q2 FY2025, compared to £33.6 million in the same period in the prior year.
•At December 31, 2024, Endava had cash and cash equivalents of £60.1 million, compared to £62.4 million at June 30, 2024.
* Definitions of the non-IFRS measures used by the Company and a reconciliation of such measures to the related IFRS financial measure can be found under the sections below titled “Non-IFRS Financial Information” and “Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures.”

OTHER METRICS FOR THE QUARTER ENDED DECEMBER 31, 2024:
•Headcount totaled 11,668 at December 31, 2024, with an average of 10,456 operational employees in Q2 FY2025, compared to a headcount of 11,539 at December 31, 2023 and an average of 10,461 operational employees in the same period in the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve-month basis was 141 at December 31, 2024, compared to 150 clients at December 31, 2023.
•Top 10 clients accounted for 36% of revenue in Q2 FY2025, compared to 34% in the same period in the prior year.
•By geographic region, 39% of revenue was generated in North America, 24% was generated in Europe, 32% was generated in the United Kingdom and 5% was generated in the rest of the world in Q2 FY2025. This compares to 31% in North America, 26% in Europe, 34% in the United Kingdom and 9% in the Rest of the World in the same period in the prior year.
•By industry vertical, 19% of revenue was generated from Payments, 19% from BCM, 9% from Insurance, 19% from TMT, 9% from Mobility, 12% from Healthcare, and 13% from Other in Q2 FY2025. This compares to 26% from Payments, 14% from BCM, 8% from

Q2 FY2025
Insurance, 23% from TMT, 11% from Mobility, 4% from Healthcare, and 14% from Other in the same period in the prior year.

OUTLOOK:
Third Quarter Fiscal Year 2025:
Endava expects revenue will be in the range of £198.0 million to £200.0 million, representing a constant currency revenue increase of between 13.0% and 14.0% on a year over year basis. Endava expects adjusted diluted EPS to be in the range of £0.31 to £0.32 per share.
Full Fiscal Year 2025:
Endava expects revenue will be in the range of £795.0 million to £800.0 million, representing a constant currency revenue increase of between 8.5% and 9.0% on a year over year basis. Endava expects adjusted diluted EPS to be in the range of £1.20 to £1.23 per share.
This above guidance for the third quarter and full fiscal year 2025 assumes the exchange rates on January 31, 2025 (when the exchange rate was 1 British Pound to 1.24 US Dollar and 1.20 Euro).
Endava is not able, at this time, to reconcile its expectations for the third quarter and full fiscal year 2025 for a rate of revenue growth or decline at constant currency or adjusted diluted EPS to their respective most directly comparable IFRS measures as a result of the uncertainty regarding, and the potential variability of, reconciling items such as share-based compensation expense, amortisation of acquired intangible assets, foreign currency exchange losses / (gains), net, and fair value movement of contingent consideration, as applicable. Accordingly, a reconciliation is not available without unreasonable effort, although it is important to note that these factors could be material to Endava's results computed in accordance with IFRS.
The guidance provided above is forward-looking in nature. Actual results may differ materially. See “Forward-Looking Statements” below.

SHARE REPURCHASE PROGRAM:

Endava's Board of Directors has approved a share repurchase program authorizing the Company to repurchase up to $100 million of its Class A ordinary shares (in the form of American Depositary Shares) as part of Endava’s evolving approach to capital allocation. As Endava is a UK-incorporated company, execution of the share repurchase program is subject to

Q2 FY2025
shareholder approval, which we intend to seek at a general meeting to be held on or around March 14, 2025. The shareholder authorization, if approved, will be valid for five years.
The Company intends to fund the share repurchases through a combination of cash generated from operations and drawing debt funding through its revolving credit facility. The exact number of shares to be repurchased by the Company under the share repurchase program, if any, is not guaranteed, including whether the Company utilizes the full $100 million approved by the Board of Directors. Depending on market conditions and other factors, and following receipt of shareholder approval, these repurchases may be commenced or suspended at any time or periodically without prior notice.
The Company may repurchase shares from time to time on the open market or in privately negotiated transactions, or otherwise in accordance with applicable federal securities laws, including Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The timing, manner, price and amount of any repurchases will be determined by the discretion of management, depending on market conditions and other factors.

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am ET today, February 20, 2025, to review its Q2 FY2025 results. To participate in Endava’s Q2 FY2025 earnings conference call, please dial in at least five minutes prior to the scheduled start time (844) 481-2736 or (412) 317-0665 for international participants, Conference ID: Endava Call.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Thursday March 20, 2025.

Q2 FY2025

ABOUT ENDAVA PLC:
We are a leading provider of next-generation technology services, dedicated to enabling our customers to drive real impact and meaningful change. By combining world-class engineering, deep industry expertise and a customer-centric mindset, we consult and partner with our customers to create technological solutions that fuel transformation and empower businesses to succeed in the AI-driven digital shift. From ideation to production, we support our customers with tailor-made solutions at every stage of their digital transformation, regardless of industry, region or scale.
Endava’s clients span payments, insurance, finance and banking, technology, media, telecommunications, healthcare and life sciences, mobility, retail and consumer goods and more. As of December 31, 2024, 11,668 Endavans are helping clients break new ground across locations in Europe, the Americas, Asia Pacific and the Middle East.

Q2 FY2025
NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Condensed Consolidated Statements of Comprehensive Income, Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Cash Flows presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance in this press release. These measures include revenue growth/(decline) rate at constant currency, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.
Revenue growth/(decline) rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average currency rates in effect for the fiscal quarter ended December 31, 2023 were used to convert revenue for the fiscal quarter ended December 31, 2024 and the revenue for the comparable prior period.
Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange (gains)/losses, net, restructuring costs, and fair value movement of contingent consideration, all of which are non-cash items except for realised foreign currency exchange (gains)/losses, net. Our Adjusted PBT margin is our Adjusted PBT as a percentage of our total revenue.
Adjusted profit for the period is defined as Adjusted PBT less the adjusted tax charge for the period. The adjusted tax charge is the tax charge adjusted for the tax impact of the adjustments to PBT and the release of the deferred tax liability relating to Romanian withholding tax.
Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.
Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible). Adjusted free cash flow is not intended to be a measure of residual cash available for management's discretionary use since it omits significant sources and uses of cash flow, including mandatory debt repayments and changes in working capital.
Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated

Q2 FY2025
internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.

FORWARD-LOOKING STATEMENTS:
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "intends," "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding trends with respect to the adoption of generative AI, the share repurchase program, including Endava's anticipated receipt of shareholder approval for the share repurchase program, and management's financial outlook for the third quarter and full fiscal year 2025. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s ability to achieve its revenue growth goals including as a result of a slower conversion of its pipeline; Endava's expectations of future operating results or financial performance; Endava’s ability to accurately forecast and achieve its announced guidance; Endava's ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favorable pricing and utilization rates to support its gross margin; the effects of increased competition as well as innovations by new and existing competitors in its market; the size of Endava's addressable market and market trends; Endava’s ability to adapt to technological change and industry trends and innovate solutions for

Q2 FY2025
its clients; Endava's plans for growth and future operations, including its ability to manage its growth; Endava's ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava's future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes; the impact of unstable market and economic conditions, including as a result of actual or anticipated changes in interest rates, economic inflation and the responses by central banking authorities to control such inflation; and the impact of political instability, natural disaster, events of terrorism and wars, including the military conflict between Ukraine and Russia and related sanctions, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava's Annual Report on Form 20-F for the year ended June 30, 2024 filed with the SEC on September 19, 2024 and in other filings that Endava makes from time to time with the SEC. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava plc
Laurence Madsen, Head of Investor Relations
Investors@endava.com

Q2 FY2025
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six Months Ended December 31		Three Months Ended December 31
	2024	2023(1)	2024	2023
	£’000	£’000	£’000	£’000
REVENUE	390,641	371,973	195,589	183,552
Cost of sales
Direct cost of sales	(283,066)	(259,412)	(143,546)	(132,093)
Allocated cost of sales	(13,898)	(13,218)	(7,025)	(6,586)
Total cost of sales	(296,964)	(272,630)	(150,571)	(138,679)
GROSS PROFIT	93,677	99,343	45,018	44,873
Selling, general and administrative expenses	(87,314)	(78,618)	(43,345)	(40,255)
OPERATING PROFIT	6,363	20,725	1,673	4,618
Net finance income/(expense)	354	7,193	831	5,987
PROFIT BEFORE TAX	6,717	27,918	2,504	10,605
Tax on profit on ordinary activities	2,381	(7,205)	4,347	(2,258)
PROFIT FOR THE PERIOD	9,098	20,713	6,851	8,347
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations and net investment hedge impact	(13,813)	1,869	9,527	(2,873)
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE COMPANY	(4,715)	22,582	16,378	5,474

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	59,269,752	58,101,072	59,488,389	58,300,691
Weighted average number of shares outstanding - Diluted	59,472,250	58,367,296	59,628,436	58,602,535
Basic EPS (£)	0.15	0.36	0.12	0.14
Diluted EPS (£)	0.15	0.35	0.11	0.14

Q2 FY2025
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2024	June 30, 2024	December 31, 2023 (1)
	£’000	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	511,647	515,724	254,180
Intangible assets	114,100	127,797	60,818
Property, plant and equipment	16,603	20,638	23,181
Lease right-of-use assets	47,459	53,294	54,949
Deferred tax assets	21,466	18,323	22,084
Financial assets and other receivables	9,005	10,499	6,386
TOTAL	720,280	746,275	421,598
ASSETS - CURRENT
Trade and other receivables	190,059	193,673	172,002
Corporation tax receivable	10,072	11,402	2,127
Financial assets	118	183	186
Cash and cash equivalents	60,065	62,358	198,602
TOTAL	260,314	267,616	372,917
TOTAL ASSETS	980,594	1,013,891	794,515
LIABILITIES - CURRENT
Lease liabilities	14,457	14,450	13,782
Trade and other payables	106,260	116,569	85,347
Corporation tax payable	9,784	8,556	4,565
Contingent consideration	3,577	8,444	5,335
Deferred consideration	4,170	5,840	2,499
TOTAL	138,248	153,859	111,528
LIABILITIES - NON CURRENT
Borrowings	123,669	144,754	—
Lease liabilities	37,711	43,557	45,645
Deferred tax liabilities	24,719	30,814	13,541
Contingent consideration	1,155	—	—
Deferred consideration	—	943	3,280
Other liabilities	377	509	543
TOTAL	187,631	220,577	63,009
EQUITY
Share capital	1,189	1,180	1,167
Share premium	21,280	21,280	17,753
Merger relief reserve	63,440	63,440	48,139
Retained earnings	602,688	573,640	566,589
Other reserves	(33,872)	(20,059)	(13,644)
Investment in own shares	(10)	(26)	(26)
TOTAL	654,715	639,455	619,978
TOTAL LIABILITIES AND EQUITY	980,594	1,013,891	794,515

Q2 FY2025
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended December 31(2)		Three Months Ended December 31(2)
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	9,098	20,713	6,851	8,347
Income tax charge	(2,381)	7,205	(4,347)	2,258
Non-cash adjustments	46,207	31,833	22,614	16,033
Tax paid	(3,786)	(4,814)	(2,466)	(2,466)
Net changes in working capital	(12,716)	(3,314)	9,396	10,864
Net cash from operating activities	36,422	51,623	32,048	35,036

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(1,571)	(2,200)	(436)	(1,393)
Proceeds/(Loss) from disposal of non-current assets	36	(27)	—	(30)
Payment for acquisition of subsidiary, net of cash acquired	(5,900)	(6,710)	(5,832)	(2,528)
Other acquisition-related settlements	—	(6,680)	—	—
Interest received	720	3,522	353	1,957
Net cash used in investing activities	(6,715)	(12,095)	(5,915)	(1,994)

FINANCING ACTIVITIES
Proceeds from sublease	64	87	34	31
Proceeds from bank loans	10,000	—	10,000	—
Repayment of borrowings	(30,842)	—	(23,842)	—
Repayment of lease liabilities	(6,159)	(6,295)	(3,066)	(2,947)
Repayment of lease interest	(989)	(1,125)	(482)	(553)
Interest and debt financing costs paid	(4,282)	(583)	(2,030)	(296)
Grant received	274	230	—	23
Proceeds from exercise of options	—	3,129	—	3,118
Net cash used in financing activities	(31,934)	(4,557)	(19,386)	(624)
Net change in cash and cash equivalents	(2,227)	34,971	6,747	32,418

Cash and cash equivalents at the beginning of the period	62,358	164,703	52,811	168,191
Exchange differences on cash and cash equivalents	(66)	(1,072)	507	(2,007)
Cash and cash equivalents at the end of the period	60,065	198,602	60,065	198,602

Q2 FY2025
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH/(DECLINE) RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH/(DECLINE) RATE AT CONSTANT CURRENCY:

	Six Months Ended December 31		Three Months Ended December 31
	2024	2023	2024	2023
REVENUE GROWTH/(DECLINE) RATE AS REPORTED UNDER IFRS	5.0%	(7.3%)	6.6%	(10.6%)
Impact of Foreign exchange rate fluctuations	2.0%	2.8%	2.5%	2.5%
REVENUE GROWTH/(DECLINE) RATE AT CONSTANT CURRENCY	7.0%	(4.5%)	9.1%	(8.1%)

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Six Months Ended December 31		Three Months Ended December 31
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000

PROFIT BEFORE TAX	6,717	27,918	2,504	10,605
Adjustments:
Share-based compensation expense	21,965	23,556	10,944	13,617
Amortisation of acquired intangible assets	12,182	7,085	6,036	3,684
Foreign currency exchange (gains)/losses, net	(3,420)	2,685	(2,574)	4,764
Restructuring costs	5,494	—	5,494	—
Fair value movement of contingent consideration	(1,871)	(8,706)	(569)	(9,942)
Total adjustments	34,350	24,620	19,331	12,123
ADJUSTED PROFIT BEFORE TAX	41,067	52,538	21,835	22,728

PROFIT FOR THE PERIOD	9,098	20,713	6,851	8,347
Adjustments:
Adjustments to profit before tax	34,350	24,620	19,331	12,123
Release of Romanian withholding tax	(3,800)	—	(3,800)	—
Tax impact of adjustments	(6,682)	(4,916)	(4,511)	(2,977)
ADJUSTED PROFIT FOR THE PERIOD	32,966	40,417	17,871	17,493

Q2 FY2025
RECONCILIATION OF ADJUSTED DILUTED EARNINGS PER SHARE:

	Six Months Ended December 31		Three Months Ended December 31
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000

DILUTED EARNINGS PER SHARE (£)	0.15	0.35	0.11	0.14
Adjustments:
Share-based compensation expense	0.37	0.40	0.18	0.23
Amortisation of acquired intangible assets	0.20	0.12	0.10	0.06
Foreign currency exchange (gains)/losses, net	(0.06)	0.05	(0.04)	0.08
Restructuring costs	0.09	—	0.09	—
Fair value movement of contingent consideration	(0.02)	(0.15)	—	(0.16)
Release of Romanian withholding tax	(0.06)	—	(0.06)	—
Tax impact of adjustments	(0.12)	(0.08)	(0.08)	(0.05)
Total adjustments	0.40	0.34	0.19	0.16
ADJUSTED DILUTED EARNINGS PER SHARE (£)	0.55	0.69	0.30	0.30

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Six Months Ended December 31		Three Months Ended December 31
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000

NET CASH FROM OPERATING ACTIVITIES	36,422	51,623	32,048	35,036
Adjustments:
Grant received	274	230	—	23
Net purchase of non-current assets (tangibles and intangibles)	(1,535)	(2,227)	(436)	(1,423)
ADJUSTED FREE CASH FLOW	35,161	49,626	31,612	33,636

Q2 FY2025
SUPPLEMENTARY INFORMATION
SHARE-BASED COMPENSATION EXPENSE

	Six Months Ended December 31		Three Months Ended December 31
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000

Direct cost of sales	15,048	16,318	7,254	9,516
Selling, general and administrative expenses	6,917	7,238	3,690	4,101
Total	21,965	23,556	10,944	13,617

DEPRECIATION AND AMORTISATION

	Six Months Ended December 31		Three Months Ended December 31
	2024	2023	2024	2023
	£’000	£’000	£’000	£’000

Direct cost of sales	10,413	10,049	5,233	4,853
Selling, general and administrative expenses	13,720	8,712	6,823	4,489
Total	24,133	18,761	12,056	9,342

Q2 FY2025
EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

	Six Months Ended December 31		Three Months Ended December 31
	2024	2023	2024	2023

Closing number of total employees (including directors)	11,668	11,539	11,668	11,539
Average operational employees	10,541	10,606	10,456	10,461

Top 10 customers %	34%	34%	36%	34%
Number of clients with > £1m of revenue (rolling 12 months)	141	150	141	150

Geographic split of revenue %
North America	39%	31%	39%	31%
Europe	24%	25%	24%	26%
UK	32%	35%	32%	34%
Rest of World (RoW)	5%	9%	5%	9%

Industry vertical split of revenue %
Payments	19%	27%	19%	26%
Banking and Capital Markets	18%	14%	19%	14%
Insurance	9%	8%	9%	8%
TMT	20%	23%	19%	23%
Mobility	9%	11%	9%	11%
Healthcare	12%	4%	12%	4%
Other	13%	13%	13%	14%

Q2 FY2025

FOOTNOTES

(1) Restated to include the effect of revisions arising from provisional to final acquisition accounting for DEK and Mudbath.
(2) The presentation of the Consolidated Statement of Cash Flows has been changed to separately present the repayment of lease interest from the total repayments of lease liabilities.